

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Harry J. White, Jr.
Chief Financial Officer
Silverleaf Resorts, Inc.
1221 Riverbend Drive, Suite 120
Dallas, TX 75247

> **Re: Silverleaf Resorts, Inc.**
> **Form 10-K**
> **Filed March 8, 2010**
> **File No. 001-13003**

Dear Mr. White:

      We have completed our review of your filing and do not have any further comments at this time.

                           Sincerely,

                           Jessica Barberich
                           Assistant Chief Accountant